Exhibit 18.1
March 12, 2009
SXC Health Solutions Corp.
Lisle, Illinois
Ladies and Gentlemen:
We have audited the consolidated balance sheet of SXC Health Solutions Corp. (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year then ended, and have reported thereon under date of March 12, 2009. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2008.
In 2008, the Company changed its method of applying Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, such that the annual impairment testing date relating to goodwill and intangible assets with indefinite useful lives was changed from December 31 to October 31. In Note 2 to the consolidated financial statements, the Company states that changing the date to October 31 is preferable to allow the Company more time to accurately complete its impairment testing process as the Company now reports more than one segment and additional analysis is required. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP

Chicago, Illinois